09040073

ATES
NGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Vine Street, 7th Floor
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin 513-412-1869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
KIMBERLY D. RAPKING
Notary Public, State of Ohio
My Commission Expires 05-14-11

Signature

Treasurer
Title

Kimberly D. Rapking 2/25/09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 1,092,934
Short term investments	1,357,274
Receivables from broker - dealers and clearing organization	158,565
Deposit with clearing organization	100,000
Equity securities, available for sale, at fair value (cost $150,638)	114,689
Investments held under deferred compensation plan, at fair value (cost $518,321)	439,969
Commissions receivable	586,550
Receivables from registered representatives	151,533
Deferred federal income tax asset	311,831
Prepaid expenses and other assets	271,987
Computer equipment, software, and furniture and fixtures (net of accumulated depreciation and amortization of $418,300)	178,997
Total assets	$ 4,764,329
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 849,250
Accrued expenses and other liabilities	1,446,974
Deferred compensation	474,425
Payable to affiliates, net	1,370
Federal income taxes payable	67,059
Total liabilities	2,839,078
Stockholder's Equity:	
Common stock, $10 par value - 750 shares authorized - 100 shares issued and outstanding	1,000
Additional paid-in capital	180,285
Retained earnings	1,818,261
Accumulated other comprehensive loss	(74,295)
Total stockholder's equity	1,925,251
Total liabilities and stockholder's equity	$ 4,764,329

The accompanying notes are an integral part of the financial statements.